                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 23)

                           Morgan Stanley Group Inc.
                           -------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  617446 10 9
                                 ------------
                                (CUSIP Number)

                            Jonathan M. Clark, Esq.
                         General Counsel and Secretary
                           Morgan Stanley Group Inc.
                                 1585 Broadway
                              New York, NY 10036
                                (212) 761-4000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                               October 12, 1995
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [ ] Check the following box if a fee is being paid with this statement: [ ]

                                 SCHEDULE 13D

CUSIP NO. 617446109
          ---------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

       Richard B. Fisher
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

       OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             29,170,581
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             2-3%

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,171,638
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.6
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 617446109
          ---------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

       John J. Mack
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

       OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             29,170,581
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             1-2%

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,171,638
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.6
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 617446109
          ---------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

       Barton M. Biggs
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

       OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             29,170,581
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             1-2%

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,171,638
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.6
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 617446109
          ---------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

       Each of the persons described on Appendix A.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
      (Applies to each person listed on Appendix A)             (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

       00 (Applies to each person listed on Appendix A.)
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
      (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       As stated on Appendix A
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            less than 1% (Applies to each person listed on
                          Appendix A)
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          29,170,581 (Applies to each person listed on
     OWNED BY             Appendix A)
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             Less than 1% (Applies to each person listed on
                          Appendix A)
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      As stated on Appendix A.
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      (Applies to each person listed on Appendix A)                 [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      As stated on Appendix A.
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------

             LINE 1                      LINE 6            LINE 11        LINE 13
                                                         Aggregate   Percent of Class
                                                          Amount      Represented By
                                                       Beneficially      Amount in
              NAME                     Citizenship         Held           Line 11
---------------------------------      -----------     ------------  ----------------
AARON, DEBRA M.                            USA          29,171,129         34.6%
ABDEL-MEGUID, TAREK F.                     USA          29,171,250         34.6%
ABE, MITSUHIRO                            Japan         29,170,581         34.6%
ABOURACHED, CHARBEL E.                     USA          29,171,001         34.6%
ABRAMOVITZ, DEBRA                          USA          29,171,014         34.6%
ACKERMAN III, WARREN                       USA          29,170,581         34.6%
ADAIR, BARRY L.                            USA          29,178,167         34.7%
ADAMS, JOHN C.                             USA          29,170,985         34.6%
ADAMS, NICHOLAS                            UK           29,170,581         34.6%
AIRO, ROBERT                               USA          29,170,923         34.6%
ALBERS, ALEXANDRIA                         USA          29,171,067         34.6%
ALKIRE, JOHN R.                            USA          29,170,881         34.6%
ALLEN, PETER G.                            USA          29,171,375         34.6%
ALLEY, STEVEN J.                           USA          29,171,032         34.6%
ALLWIN, JAMES M.                           USA          29,171,563         34.6%
AMATO, DANIELLE D.                         USA          29,171,116         34.6%
ANDA, JON A.                               USA          29,171,130         34.6%
ANDERSON, STEPHEN P.                       USA          29,170,581         34.6%
ANDRYC, PHILIP J.                          USA          29,171,401         34.6%
ANFANG, RICHARD L.                         USA          29,170,998         34.6%
ANGEVINE, ROBERT E.                        USA          29,171,176         34.6%
ARMITAGE, MICHAEL R.                       UK           29,171,432         34.6%
ARMSTRONG, R. MICHAEL                      USA          29,170,930         34.6%
ASPREM, MADS MICHAEL                     Denmark        29,170,619         34.6%
ATKINSON, RICHARD N.                       UK           29,171,511         34.6%
ATKINS, CHARLES N.                         USA          29,170,862         34.6%
ATKINS, WILLIAM JOHN                       UK           29,170,581         34.6%
ATWELL, R. WAYNE                           USA          29,170,903         34.6%
BAIRD, STEPHEN W.                          USA          29,171,602         34.6%
BAKER, DAVID M.                            USA          29,170,867         34.6%
BANDEEN, R. DEREK                        Canada         29,171,019         34.6%
BARANCIK, GARY S.                          USA          29,170,959         34.6%
BARBER, RICHARD T.                         USA          29,171,099         34.6%
BARDEN, ROBERT A.                          USA          29,171,005         34.6%
BARDWELL, TIMOTHY J.                       UK           29,171,280         34.6%
BARKER, RODNEY J.                          UK           29,170,581         34.6%
BARNETT, PHILLIP S.                        USA          29,170,930         34.6%
BAROUDI, JACK J.                           USA          29,170,581         34.6%
BARRETT, DAVID J.                          USA          29,170,975         34.6%
BARRETT, TIMOTHY                           UK           29,170,581         34.6%
BARTH-WEHRENALP, GERALD P.                 USA          29,171,059         34.6%
BARTLETT, MICHAEL E.                       UK           29,170,581         34.6%
BASES, EDWARD H.                           USA          29,170,907         34.6%
BASIROV, OLGA A.                           UK           29,170,581         34.6%
BAUER, DAVID S.                            USA          29,170,581         34.6%
BAYER, JEROME W.                           USA          29,171,096         34.6%
BEARDEN, DAVID A.                          USA          29,170,935         34.6%
BECHTEL, KAREN H.                          USA          29,171,512         34.6%
BEDELL, JAMES M.                           USA          29,170,841         34.6%
BELL, JAMES J.                             USA          29,170,840         34.6%
BENARDETE, STEVEN M.                       USA          29,172,696         34.6%
BERCHTOLD, MICHAEL J.                      USA          29,170,959         34.6%
BERGMAN, BARRY                             USA          29,170,981         34.6%
BERGMAN, JEROME                            USA          29,171,019         34.6%
BERLER, MATTHEW K.                         USA          29,170,581         34.6%
BERNER III, ROBERT L.                      USA          29,170,981         34.6%
BIANCO, FRANK                              USA          29,171,050         34.6%
BILLINGS, MARK B.                          USA          29,170,938         34.6%
BILOTTI JR, RICHARD A.                     USA          29,170,581         34.6%
BILSBY, KEVIN A.                           UK           29,171,058         34.6%
BIRDSALL, JOHN S.                          USA          29,171,015         34.6%
BLACK MACKINNON, SUSAN L.                  USA          29,171,053         34.6%
BLAIN, PAUL F.                             UK           29,174,539         34.6%
BLAIR, DAVID H.                            USA          29,171,370         34.6%
BLAIS, WILLIAM L.                          USA          29,171,319         34.6%
BLUMSTEIN, MICHAEL W.                      USA          29,170,794         34.6%
BLUM, JON E.                               USA          29,170,619         34.6%
BODSON, MICHAEL C.                         USA          29,171,046         34.6%
BOHL, THERESA J.                           USA          29,171,050         34.6%
BOIARSKY, ROBERT                           USA          29,170,840         34.6%
BOK, SCOTT L.                              USA          29,171,011         34.6%
BONOFF, AMY L.                             USA          29,171,322         34.6%
BOOTH, DAVID                               USA          29,170,581         34.6%

BOPP, WALTER S.                            USA          29,171,414         34.6%
BOROSH, DAVID A.                           USA          29,170,722         34.6%
BOSCO, ANTHONY B.                          USA          29,170,996         34.6%
BOUCHER II, CHARLES L.                     USA          29,170,776         34.6%
BOUTROS, GEORGE F.                       Lebanon        29,170,985         34.6%
BOVICH, FRANCINE J.                        USA          29,170,655         34.6%
BRADFORD, LESLIE EMBS                      USA          29,171,520         34.6%
BRAKEBILL, SCOTT R.                        USA          29,171,130         34.6%
BRENNAN, DONALD PATRICK                    USA          29,171,638         34.6%
BRESLOW, STUART J.M.                       USA          29,171,063         34.6%
BRICKMAN, KEITH D.                         USA          29,170,752         34.6%
BRIERWOOD, DAVID C.                        UK           29,175,574         34.6%
BRILLE, BRIAN J.                           USA          29,170,959         34.6%
BROBERG, CHRISTIAN P.                    Denmark        29,170,581         34.6%
BROCK, WILLIAM G.                        Canada         29,183,050         34.7%
BROLLEY, KEVIN                             USA          29,170,861         34.6%
BROOKE, PAUL A.                            USA          29,171,370         34.6%
BROWNE, KEVIN J.                           USA          29,171,064         34.6%
BROWN, ERNEST W.                           USA          29,170,608         34.6%
BROWN, DOUGLAS L.                          USA          29,170,686         34.6%
BROWN, JEFFRY P.                           USA          29,171,037         34.6%
BROWN, KEITH                               UK           29,176,835         34.6%
BROWN, RANDOLPH B.                         USA          29,170,581         34.6%
BRUNDLER, ADOLF                        Switzerland      29,170,581         34.6%
BRYANT, MALCOLM P.                         UK           29,171,712         34.6%
BRYCE, COLIN                               UK           29,174,280         34.6%
BUCK, LEE M.                               USA          29,173,895         34.6%
BUECHTER, MARKUS                         Germany        29,170,581         34.6%
BULCHANDANI, RAVI A.                      India         29,170,581         34.6%
BUNCHE JR, RALPH J.                        USA          29,172,446         34.6%
BURIAN, SANFORD F.                         USA          29,170,987         34.6%
BURKE, LAUREN M.                           USA          29,170,617         34.6%
BURNS, DENNIS J.                           USA          29,171,414         34.6%
BUSCH, MAY C.                              USA          29,171,006         34.6%
BYRD, CAREN                                USA          29,171,020         34.6%
CALDECOTT, P. DOMINIC                      UK           29,177,269         34.6%
CALLAHAN, DANIEL H.                        USA          29,170,595         34.6%
CAPPUCCI, GUY T.                           USA          29,170,918         34.6%
CAPUTO, A. MACDONALD                       USA          29,171,563         34.6%
CARACAPPA, MARY                            USA          29,170,962         34.6%
CAREY, JAMES P.                            USA          29,171,136         34.6%
CARLETON, BRUCE T.                         USA          29,171,401         34.6%
CARLIN, JANE D.                            USA          29,171,013         34.6%
CARLTON, PAMELA G.                         USA          29,171,037         34.6%
CARMICHAEL, TERENCE P.                     USA          29,171,071         34.6%
CARR JR, LOUIS J.                          USA          29,171,563         34.6%
CARRARA JR, MATTHEW A.                     USA          29,170,860         34.6%
CARROLL JR, JESSE L.                       USA          29,176,835         34.6%
CARROLL, DAVID C.                          USA          29,170,927         34.6%
CARUSO, CHRISTOPHER J.                     USA          29,171,047         34.6%
CASSEDY, MICHAEL J.                        USA          29,171,209         34.6%
CASSOU, BEATRICE M.                        USA          29,170,959         34.6%
CASTELLANO, RICHARD R.                     USA          29,171,112         34.6%
CAWSEY, RICHARD                         Australia       29,170,581         34.6%
CERTOSIMO, ARTHUR                          USA          29,170,581         34.6%
CHAMBERLAIN, STEPHEN P.                    UK           29,174,197         34.6%
CHAMMAH, WALID A.                        Lebanon        29,170,638         34.6%
CHAN, OLIVER S.                            USA          29,170,872         34.6%
CHAN, JOE M.F.                          Hong Kong       29,171,057         34.6%
CHASIN, CHARLES                            USA          29,171,013         34.6%
CHENEVIX-TRENCH, JONATHAN                  UK           29,171,844         34.6%
CHENG, JAMES K.K.                       Malaysia        29,170,581         34.6%
CHESTER III, JOHN E.                       USA          29,171,044         34.6%
CHIARELLO, GUY                             USA          29,170,987         34.6%
CHIN, EAN WAH                           Malaysia        29,170,581         34.6%
CHURCHOUSE, FREDERICK P.               New Zealand      29,170,581         34.6%
CHUTTER, JESSICA C.                        USA          29,170,981         34.6%
CITRINO, MARY ANNE                         USA          29,170,981         34.6%
CLARK, JONATHAN M.                         USA          29,170,708         34.6%
CLARK, MAYREE C.                           USA          29,171,370         34.6%
CLARK, WILLIAM THOMAS                      USA          29,172,675         34.6%
CLEMENTE LA BRUM, J. PAUL                  USA          29,171,688         34.6%
CLEPHANE, THOMAS P.                        USA          29,171,255         34.6%
CLIFFORD, KENNETH F.                       USA          29,171,007         34.6%
COBBY, NIGEL                               UK           29,173,152         34.6%
COHAN, TIMOTHY P.                          USA          29,171,298         34.6%
COHEN, BRUCE L.                            USA          29,171,122         34.6%
COHEN, DAVID L.                            USA          29,171,110         34.6%
COHEN, LAWRENCE H.                         USA          29,170,994         34.6%
COLBY-JONES, LISA R.                       USA          29,171,130         34.6%
COLEMAN JR, JOHN C.                        USA          29,173,998         34.6%

COLEY II, JAMES C.                         USA          29,170,993         34.6%
COLE, JAMES S.                             USA          29,171,193         34.6%
COLOSIMO, LOUIS A.                         USA          29,170,680         34.6%
COMFORT, STEPHANIE G.                      USA          29,170,646         34.6%
CONNOR, MARY T.                            USA          29,170,961         34.6%
COOPER, ADAM D.                          Canada         29,170,581         34.6%
COOPER, ALASTAIR W.P.                      UK           29,171,006         34.6%
COOPER, ANDREW C.                          USA          29,170,930         34.6%
COOPER, SCOTT H.                         Canada         29,170,985         34.6%
CORDNER, CARTER W.                         USA          29,171,041         34.6%
CORDY, STEPHEN C.                          USA          29,170,999         34.6%
CORKRAN, JO ANN                            USA          29,170,581         34.6%
CORRADO, CHRISTOPHER F.                    USA          29,171,009         34.6%
CORSI, STEFANO                            Italy         29,170,871         34.6%
CORY, CHARLES R.                           USA          29,171,143         34.6%
COX, CHRISTOPHER                           UK           29,171,245         34.6%
COYNER, KEVIN B.                           USA          29,170,989         34.6%
CRANDALL, TERRANCE M.                      USA          29,171,097         34.6%
CREGAN, JOHN F.                            USA          29,171,209         34.6%
CRESHAM, EILEEN F.                         USA          29,171,552         34.6%
CRNKOVICH, PETER N.                        USA          29,171,706         34.6%
CROFT, ROBERT G.E.                         UK           29,171,662         34.6%
CROMPTON, JOHN D.                          UK           29,171,701         34.6%
CROWDER, GARRY B.                          USA          29,171,066         34.6%
CROWE, MICHAEL A.                          USA          29,171,199         34.6%
CRUZ, ZOE                                Greece         29,171,370         34.6%
CRYSTAL, BRUCE A.                          USA          29,171,053         34.6%
CUMMINS, NEIL A.                           USA          29,176,507         34.6%
CUNNINGHAM, MICHAEL JOHN                   UK           29,170,628         34.6%
CUNNINGHAM, PETER                          USA          29,171,141         34.6%
CURTIS, MICHAEL S.                         USA          29,170,951         34.6%
CURTIS, PAUL D.                            USA          29,170,951         34.6%
CZINSKY, MICHAEL J.                        USA          29,171,003         34.6%
DAL LAGO, FRANK C.                         USA          29,170,999         34.6%
D'ANGELO, PETER J.                         USA          29,171,225         34.6%
DANIEL, PAUL R.                            UK           29,179,134         34.7%
D'ANTONIO, STEPHEN H.                      USA          29,170,943         34.6%
DAVIDSON III, NORTON A.                    USA          29,177,898         34.6%
DAVIDSON III, JOHN P.                      USA          29,170,581         34.6%
DAVIDSON, JOHN H.                          USA          29,171,408         34.6%
DAVIS JR, JOSEPH F.                        USA          29,171,153         34.6%
DAVIS, BARRY                               USA          29,171,241         34.6%
DAWSON, KENNETH E.                         UK           29,173,851         34.6%
DAY, JACQUELINE A.                         UK           29,171,128         34.6%
DE CHAZAL, GUY L.                          USA          29,171,949         34.6%
DE COTIS, DEBORAH A.                       USA          29,171,401         34.6%
DE MONTFORT, PIERS                         UK           29,175,188         34.6%
DE REGT, KENNETH M.                        USA          29,171,512         34.6%
DE SAINT-AIGNAN, PATRICK                   USA          29,171,512         34.6%
DE WAZIERS, MARTIN                       France         29,171,041         34.6%
DEAN, GORDON G.                            USA          29,170,985         34.6%
DEAN, ANGELA H.                            UK           29,170,730         34.6%
DEE, MICHAEL E.                            USA          29,171,023         34.6%
DELECROIX, MICHEL                          UK           29,171,043         34.6%
DELONG, THOMAS J.                          USA          29,170,634         34.6%
DEMEURE, THOMAS                          Belgium        29,170,581         34.6%
DERBES, RICHARD A.                         USA          29,198,738         34.7%
DESALVO, MATTHEW S.                        USA          29,171,946         34.6%
DESMARAIS, REJEAN                        Canada         29,170,581         34.6%
DEY, PETER                               Canada         29,170,581         34.6%
DHAR, MADHAV                              India         29,171,705         34.6%
DIAZ-PEREZ, EDUARDO                        USA          29,170,932         34.6%
DICKMAN, MICHAEL J.                        USA          29,170,930         34.6%
DIDIER, NICHOLAS V.                    Luxembourg       29,170,958         34.6%
DINGER, JEFFREY E.                         USA          29,170,986         34.6%
DIXON, ROBERT D.                           USA          29,170,840         34.6%
DOHA, NASEER                           Bangladesh       29,170,581         34.6%
DONOGHUE, MICHAEL J.                       USA          29,170,956         34.6%
DONOVAN, PETER J.                          USA          29,170,785         34.6%
DORAN JR, WILLIAM M.                       USA          29,171,370         34.6%
DORFMAN, JONATHAN L.                       USA          29,170,960         34.6%
DOSHI, MIHIR J.                           India         29,170,934         34.6%
DUFF, PHILIP N.                            USA          29,171,112         34.6%
DUNO, ALPHONSUS J.                         USA          29,171,013         34.6%
DYAL, GORDON E.                            USA          29,170,831         34.6%
EDWARDS, JEFFREY G.                        USA          29,170,804         34.6%
ELLMAN, MARK A.                            USA          29,170,581         34.6%
ENGLISH JR, FRANK E.                       USA          29,171,209         34.6%
EPSTEIN, STUART J.                         USA          29,170,879         34.6%
ESAKI, HOWARD Y.                           USA          29,170,659         34.6%
ESSIG, KARL P.                             USA          29,172,683         34.6%

ESTES, SUSAN M.                            USA          29,171,041         34.6%
EVANS, R. BRADFORD                         USA          29,171,626         34.6%
EWELL, C. DANIEL                           USA          29,170,959         34.6%
FAGEN, ROBERT A.                           USA          29,170,581         34.6%
FALCO, DOMINICK F.                         USA          29,170,824         34.6%
FANG, KEVIN S.                             USA          29,170,908         34.6%
FANLO, IGNACIO J.                          USA          29,170,617         34.6%
FAN, LINDA C.                              USA          29,170,994         34.6%
FAWCETT, AMELIA C.                         USA          29,171,033         34.6%
FEDERICO, GIACOMO                          USA          29,170,593         34.6%
FEELEY, MARK J.                            USA          29,170,977         34.6%
FEIGELES, EDWARD M.                        USA          29,170,891         34.6%
FELDMANN, JOEL P.                          USA          29,170,581         34.6%
FELDMAN, KIRSTEN J.                      Canada         29,171,299         34.6%
FELIX, RICHARD B.                          USA          29,171,566         34.6%
FELT, RONALD G.                            USA          29,170,971         34.6%
FERNANDEZ, HENRY A.                        USA          29,170,581         34.6%
FEUERMAN, KURT A.                          USA          29,171,050         34.6%
FIEDOREK, BRUCE D.                         USA          29,173,663         34.6%
FINNEGAN, DANIEL M.                        USA          29,170,840         34.6%
FINNICAN, PETER M.                         USA          29,170,977         34.6%
FISHER IV, GEORGE ROSS                     USA          29,171,970         34.6%
FITZPATRICK, STEVEN B.                     USA          29,170,930         34.6%
FLANNERY, HUGH J.                          USA          29,170,859         34.6%
FLEISCHER, SPENCER C.                      USA          29,174,790         34.6%
FLOOD JR, EUGENE                           USA          29,171,071         34.6%
FLYNN, THOMAS J.                           USA          29,171,034         34.6%
FOLAND, STEVEN R.                          USA          29,170,581         34.6%
FOLEY, JOSEPH G.                           USA          29,170,770         34.6%
FOSTER, CEDRIC G.                          USA          29,171,488         34.6%
FOX, NIGEL                                 UK           29,171,075         34.6%
FRALICK, JAMES S.                          USA          29,172,897         34.6%
FRANCESCOTTI, MARIO                        UK           29,187,121         34.7%
FRANCOIS-PONCET, ANDRE                   France         29,170,581         34.6%
FRANK, ALEXANDER C.                        USA          29,170,954         34.6%
FREEMAN, IVAN K.                           USA          29,171,011         34.6%
FRIEDMAN, CATHERINE J.                     USA          29,170,985         34.6%
FRIEDMAN, PHILIP W.                        USA          29,170,968         34.6%
FRIED, PETER C.                            USA          29,170,983         34.6%
FRIEND, WARREN H.                          USA          29,170,958         34.6%
FROST, RONALD X.                           USA          29,171,042         34.6%
FUNG, E. MICHAEL                        Hong Kong       29,170,581         34.6%
FUTAKI, AKIFUMI                           Japan         29,170,581         34.6%
GALE, ANDREW                               UK           29,171,032         34.6%
GALGANO, V. JAMES                          USA          29,171,039         34.6%
GALPER, MIRON                              USA          29,171,036         34.6%
GANTSOUDES, JAMES G.                       USA          29,170,581         34.6%
GARBER, VICTOR S.                          USA          29,171,171         34.6%
GARONZIK, NEAL                             USA          29,207,048         34.7%
GARTIN, CLINTON G.                         USA          29,172,704         34.6%
GARTLAND, ROBERT F.                        USA          29,171,512         34.6%
GAULT, BERNARD                           France         29,170,581         34.6%
GENOVA, LISA A.                            USA          29,170,956         34.6%
GEORGE, PATRICK ROBERT                   France         29,170,666         34.6%
GEORGE, TIMOTHY M.                         USA          29,171,414         34.6%
GHAFFARI, PAUL B.                          USA          29,170,689         34.6%
GIORGIO, MICHAEL C.                        USA          29,171,152         34.6%
GIRSKY, STEPHEN J.                         USA          29,170,581         34.6%
GLASCOTT, JAMES D.                         USA          29,170,899         34.6%
GLASER, WILLIAM A.                         USA          29,170,709         34.6%
GLAS, MICHEL T.                          France         29,170,612         34.6%
GOLDBERG, ALAN E.                          USA          29,171,414         34.6%
GOLDSMITH, RICHARD A.                      USA          29,171,010         34.6%
GOLDSTEIN, CAROL S.                        USA          29,170,946         34.6%
GOLDSTEIN, ROSS H.                         USA          29,170,999         34.6%
GORDON, DAVID J.                           USA          29,170,581         34.6%
GORDON, MARC W.                            USA          29,171,080         34.6%
GORDON-BROWN, PAUL D.                      UK           29,170,699         34.6%
GORT, MICHAEL A.                           USA          29,171,007         34.6%
GOULD III, RICHARD G.                      USA          29,181,167         34.7%
GRAHAM, JAMES R.                         Ireland        29,171,782         34.6%
GRAY, STEPHEN E.                           UK           29,171,091         34.6%
GRAY, GORDON S.                            USA          29,171,512         34.6%
GREENBERG, EDWARD M.                       USA          29,170,581         34.6%
GREENSHIELDS, SIMON                        UK           29,171,145         34.6%
GREENWALD, JAMIE                           USA          29,170,581         34.6%
GREMONT, ARNAUD JEAN-MARIE               France         29,170,581         34.6%
GRISHAM, JAMES WAYNE                       USA          29,171,032         34.6%
GROHSKOPF JR, ROBERT H.                    USA          29,170,943         34.6%
GRONQUIST, CATHERINE D.                    USA          29,171,632         34.6%
GROS, FRANCISCO R.A.                     Brazil         29,170,581         34.6%

GRUPPO, DAVID M.                            USA          29,170,581         34.6%
GRZECZKA, KEITH L.                          USA          29,170,961         34.6%
GULLEY, MARK R.                             USA          29,171,017         34.6%
GUTHEIM, PAUL G.                            USA          29,171,059         34.6%
GYE, DAVID H.                               UK           29,170,581         34.6%
HADDAD, MICHAEL D.                          USA          29,170,915         34.6%
HAFFNER, LYNN CARLOS                        USA          29,171,869         34.6%
HAGER, FRANCIS J.                           USA          29,170,981         34.6%
HALL II, PERRY E.                           USA          29,172,942         34.6%
HALL, C. BARROWS                            USA          29,171,370         34.6%
HAMILTON, PETER F.                          USA          29,171,037         34.6%
HANEY, WILLIAM C.                           USA          29,171,610         34.6%
HANTHO, MARK A.                           Canada         29,170,609         34.6%
HAPPEL, MICHAEL A.                          USA          29,170,930         34.6%
HARA, FUSAO                                Japan         29,170,581         34.6%
HARDING, WILLIAM J.                         USA          29,170,581         34.6%
HARDY, MICHAEL W.                           USA          29,170,955         34.6%
HARLAND, CHRISTOPHER M.                     USA          29,171,075         34.6%
HARMAN, WILLIAM R.                          USA          29,171,251         34.6%
HARPE, MICHAEL G.                         Canada         29,170,981         34.6%
HARRINGTON, ANNA R.                         USA          29,170,652         34.6%
HARRISON, MARK E.                           UK           29,171,626         34.6%
HASSEN, THOMAS E.                           USA          29,171,370         34.6%
HAVENS, JOHN P.                             USA          29,171,370         34.6%
HAYASHI, KAZUSHI                           Japan         29,170,581         34.6%
HAYES, MICHAEL A.                           UK           29,170,986         34.6%
HAYES, DAVID L.                             USA          29,170,840         34.6%
HAYTHE, DAVID O.                            USA          29,174,592         34.6%
HAY, MARIANNE LAING                         UK           29,170,581         34.6%
HEANEY, MICHAEL C.                          USA          29,170,919         34.6%
HEATH, STEPHEN M.                           UK           29,172,740         34.6%
HEGGLIN, DANIEL R.                      Switzerland      29,175,295         34.6%
HEMEL, ERIC I.                              USA          29,170,751         34.6%
HENDEL, STUART J.                           USA          29,170,888         34.6%
HENDRY, DANIELE N.                      Switzerland      29,170,581         34.6%
HEPBURN, JOHN K.                          Canada         29,183,895         34.7%
HEPP, STEFAN                              Germany        29,170,581         34.6%
HERSHY, ROBERT J.                           USA          29,170,908         34.6%
HERSKOVITZ, MICHAEL D.                      USA          29,170,581         34.6%
HEYES, RICHARD C.                           UK           29,170,581         34.6%
HIGGINS, MICHAEL J.                         USA          29,170,952         34.6%
HIGGINS, WILLIAM X.                         USA          29,171,180         34.6%
HILL II, JOSEPH W.                          USA          29,171,266         34.6%
HILZENRATH, EUGENE B.                       USA          29,171,018         34.6%
HINTZ, CHARLES B.                           USA          29,171,226         34.6%
HIRSCH, STEVEN E.                           USA          29,171,046         34.6%
HOCH, JAMES S.                              USA          29,170,985         34.6%
HOCH, KENNETH C.                            USA          29,171,036         34.6%
HOFFMAN, MICHAEL C.                         USA          29,170,980         34.6%
HOLLIHAN III, JOHN P.                       USA          29,171,209         34.6%
HOLZSCHUH, JEFFREY R.                       USA          29,171,101         34.6%
HONG, JUN K.                                USA          29,170,657         34.6%
HSIEH, JACKSON                              USA          29,170,581         34.6%
HULLAR, JOHN P.                             USA          29,171,245         34.6%
HUMPHERY, MARYE L.                          UK           29,170,581         34.6%
HUNEKE III, JOHN H.                         USA          29,171,123         34.6%
HUNTLEY, KRISTEN S.                         USA          29,170,959         34.6%
IMANISHI, JUN                              Japan         29,170,581         34.6%
IMRIE, BRIAN C.                           Canada         29,170,581         34.6%
IP, HONSUM                               Hong Kong       29,170,581         34.6%
IRISH, JOHN S.                              USA          29,170,874         34.6%
ISASI, LUIS                                Spain         29,171,587         34.6%
IVES, BRUCE S.                              USA          29,171,146         34.6%
JACOBS, DAVID A.                            USA          29,170,642         34.6%
JAMES, GEORGE MICHAEL                       USA          29,178,663         34.7%
JANER, RAGNAR L.                            USA          29,170,611         34.6%
JANSON, MICHAEL M.                          USA          29,172,343         34.6%
JOHANSSON, JERKER M.                      Sweden         29,170,905         34.6%
JOHNSON, MARGARET KINSLEY                   USA          29,170,885         34.6%
JOHNSON, DAVID                              USA          29,174,016         34.6%
JOHNSON, R. SHELDON                         USA          29,171,414         34.6%
JOHNSON, NICHOLAS G.                        UK           29,170,581         34.6%
JONES, ALAN K.                              USA          29,170,606         34.6%
JONES, DONALD J.                            USA          29,171,002         34.6%
JONES, MARGARET K.                          USA          29,170,945         34.6%
JONES, ROBERT W.                            USA          29,173,012         34.6%
JOUHAR, KELVIN JAN                          UK           29,170,581         34.6%
JOYCE JR, RICHARD E.                        USA          29,170,969         34.6%
JUTERBOCK, THOMAS M.                        USA          29,171,670         34.6%
KAGEYAMA, TOSHIJI                          Japan         29,170,617         34.6%
KAITO, MASAO                               Japan         29,170,581         34.6%

KAMEN, ERIC M.                             USA          29,171,149         34.6%
KAMINS, HAROLD W.                          USA          29,170,876         34.6%
KANAMITSU, YASUO                          Japan         29,170,581         34.6%
KANI, TAKEO                               Japan         29,170,581         34.6%
KARCHES, PETER F.                          USA          29,171,638         34.6%
KARY, MARK R.                              UK           29,170,581         34.6%
KASANOFF, KATHRYN JONAS                    USA          29,170,952         34.6%
KASSIN, PHILIP                             USA          29,171,110         34.6%
KATSIHTIS, PAUL E.                         USA          29,170,874         34.6%
KAUFFMAN, RICHARD L.                       USA          29,170,670         34.6%
KEANE, MICHAEL DAVID                       UK           29,170,581         34.6%
KELLEHER, COLM THOMAS                      UK           29,171,015         34.6%
KELLEY, SCOTT M.                           USA          29,170,959         34.6%
KELLEY, SEAN P.                            USA          29,170,581         34.6%
KELLY, GEORGE J.                           USA          29,171,114         34.6%
KELLY, TIMOTHY D.                          USA          29,171,018         34.6%
KENT, DAVID S.                          Australia       29,170,581         34.6%
KENT, RONALD S.                            UK           29,172,783         34.6%
KHADJAVI, LAYA                            Iran          29,170,934         34.6%
KIDWELL, JEFFREY S.                        USA          29,171,014         34.6%
KIHLE, DAG                               Norway         29,172,767         34.6%
KIMAK, MARK M.                             USA          29,171,059         34.6%
KIMBALL, PAUL G.                           USA          29,171,512         34.6%
KIMEDA, TOSHIO                            Japan         29,170,598         34.6%
KINDRED, JONATHAN B.                       USA          29,171,011         34.6%
KINGSTON III, DOUGLAS P.                   USA          29,170,957         34.6%
KINKEAD, BRIAN M.                          USA          29,170,984         34.6%
KIRKLAND, DEREK G.                         USA          29,171,011         34.6%
KISHIMOTO, SATOSHI                        Japan         29,170,940         34.6%
KITTS, ROBERT W.                           USA          29,170,581         34.6%
KNEISEL, WILLIAM J.                        USA          29,175,246         34.6%
KOEDERITZ, CANDICE E.                      USA          29,171,430         34.6%
KOENEN, AUSTIN V.                          USA          29,171,325         34.6%
KOERLING, HEINRICH                       Germany        29,177,009         34.6%
KOHNHORST, ADOLF                       Netherlands      29,170,581         34.6%
KOLLAR, JOHN S.                            USA          29,170,693         34.6%
KOON, MAY                                  USA          29,170,581         34.6%
KOPPENOL, ROBERT G.                        USA          29,170,958         34.6%
KOURAKOS JR, WILLIAM                       USA          29,171,049         34.6%
KRAMMER, MARLENE G.                        USA          29,171,027         34.6%
KRAUSE, PETER C.                           USA          29,173,580         34.6%
KREITLER JR, CARL J.                       USA          29,170,892         34.6%
KRESSNER, J. THOMAS                      Sweden         29,173,201         34.6%
KROM III, FREDERICK B.                     USA          29,171,241         34.6%
KRONENBERG, ANNE C.                        USA          29,170,956         34.6%
KUPFERBERG, BARRY D.                       USA          29,170,930         34.6%
KURTZ, PATRICIA A.                         USA          29,171,064         34.6%
KUSHMA, DEBRA A.F.                         USA          29,170,778         34.6%
LA ROCHE, ELAINE                           USA          29,171,512         34.6%
LADD, SUSAN C.                             USA          29,170,991         34.6%
LAFAMAN, JAMES T.                          USA          29,170,944         34.6%
LAL, NAINA                                India         29,170,581         34.6%
LAMOUNTAIN, JON                            USA          29,171,055         34.6%
LANCKSWEERT, DOMINIQUE                   Belgium        29,171,473         34.6%
LANDERS JR, JOHN Q.                        USA          29,170,885         34.6%
LANDI, ANTHONY J.                          USA          29,171,563         34.6%
LANDMAN, DAVID                             USA          29,171,030         34.6%
LANDRY, CHRISTINA M.                       USA          29,171,658         34.6%
LANDRY, BRENDA LEE                         USA          29,173,218         34.6%
LANGSAM, JOSEPH A.                         USA          29,171,157         34.6%
LAP, MICHIEL P.                        Netherlands      29,171,064         34.6%
LARKINS, GARY T.                           USA          29,171,116         34.6%
LARSON, ERIC J.                            USA          29,170,764         34.6%
LASHENDOCK, MICHAEL J.                     USA          29,170,996         34.6%
LATAINER, GARY D.                          USA          29,171,256         34.6%
LATIF, NADIR S.                            UK           29,170,581         34.6%
LAXMI, JOHN S.                             USA          29,171,341         34.6%
LAYNG, JOHN G.                             USA          29,171,053         34.6%
LEACH, BRIAN                               USA          29,171,028         34.6%
LEBLANC, PAUL L.                           USA          29,171,015         34.6%
LEBOWITZ, MICHAEL                          USA          29,171,007         34.6%
LEFKOWITZ, ROBERT M.                       USA          29,170,581         34.6%
LEIMER, WILLI KURT                       Austria        29,170,581         34.6%
LEITCH, DONALD S.                          USA          29,170,981         34.6%
LENOWITZ, SCOTT J.                         USA          29,170,581         34.6%
LEVINE, JOSHUA S.                          USA          29,171,069         34.6%
LEVIN, DEBRA J.                            USA          29,170,755         34.6%
LEVY, THOMAS A.                            USA          29,170,859         34.6%
LEWIS JR, WILLIAM M.                       USA          29,171,370         34.6%
LEWIS, RICHARD GRAHAM                      UK           29,170,581         34.6%
LIANG. JAMES L.                            USA          29,170,659         34.6%

LIM, CHIN Y.                            Malaysia        29,170,814         34.6%
LIM, EDWIN R.                          Philippines      29,170,581         34.6%
LINDSAY, IAN E.                            UK           29,170,771         34.6%
LIPPMANN, MARIANNE J.                      USA          29,171,062         34.6%
LIPTON, STEPHEN C.                         UK           29,171,187         34.6%
LITTLE, JAMES W.                           USA          29,170,846         34.6%
LIU, JIALIN                               China         29,170,684         34.6%
LIU, ANDREW Y.S.                           UK           29,171,370         34.6%
LIU, THEODORE EM-PO                        USA          29,170,618         34.6%
LLOYD, ELAINE C.                           USA          29,171,112         34.6%
LOARIE, ROBERT J.                          USA          29,170,745         34.6%
LOCOSA, LAURA E.                           USA          29,170,940         34.6%
LORENTZEN, KENT R.                         USA          29,172,156         34.6%
LOURIE, JONATHAN H.                        USA          29,170,868         34.6%
LUCAYA, JORGE                             Spain         29,170,647         34.6%
LUMPKINS, DAVID B. D.                      USA          29,170,581         34.6%
LUND, DAVID                                USA          29,171,041         34.6%
LUTZ, MERRITT M.                           USA          29,170,581         34.6%
LYCHE, EINAR OLOF                        Norway         29,170,581         34.6%
LYCHE, IVER                                USA          29,171,006         34.6%
LYLES JR, RAY V.                           USA          29,171,196         34.6%
LYNCH, ELIZABETH W.                        USA          29,170,907         34.6%
MACCHIAVERNA, GLENN J.                     USA          29,170,849         34.6%
MACDONALD, GAVIN L.                        UK           29,170,581         34.6%
MACKIN, JOHN J.                            USA          29,171,097         34.6%
MAGEE, STEVEN G.                           USA          29,171,012         34.6%
MAGUIRE, J. ROBERT                         USA          29,171,030         34.6%
MAHONEY, JAMES P.                          USA          29,171,229         34.6%
MAHON, JAMES J.                            USA          29,171,914         34.6%
MAINEY, RICHARD E.                         USA          29,170,581         34.6%
MAIT, MICHELE M.                           USA          29,171,746         34.6%
MALONE, CHRISTIAN B.                       USA          29,171,007         34.6%
MAMDANI, MAHMOUD A.                        USA          29,170,985         34.6%
MANGINO, GARY J.                           USA          29,171,004         34.6%
MANGI, JOSEPH A.                           USA          29,171,075         34.6%
MANSON, CHRISTOPHER J.J.                   USA          29,170,632         34.6%
MARATOS, JASON G.                        Greece         29,170,581         34.6%
MARKS, KENNETH R.                          USA          29,171,362         34.6%
MARKWALTER JR, JOHN S.                     USA          29,170,900         34.6%
MARTIN, M. PAUL                            USA          29,170,581         34.6%
MARTINEZ, LOURDES LINDEN                   USA          29,171,253         34.6%
MASSEY, STEWART R.                         USA          29,171,028         34.6%
MASSOT, SYLVAIN P.                       France         29,170,889         34.6%
MASUCCI, FERDINAND D.                      USA          29,171,144         34.6%
MATTNER, GREGG                             USA          29,170,581         34.6%
MAUDE, FRANCIS ANTHONY                     UK           29,170,581         34.6%
MAXWELL, PHILIP MOULTON                 Australia       29,170,581         34.6%
MAYERS, LAURIE N.                          USA          29,171,061         34.6%
MAYER, KIMBALL P.                          USA          29,170,959         34.6%
MAYNARD JR, WALTER                         USA          29,171,160         34.6%
MAYOROS, ALAN E.                           USA          29,170,969         34.6%
MAZZILLI, PAUL J.                          USA          29,173,197         34.6%
MAZZUCCHELLI, MARCO G.                    Italy         29,170,581         34.6%
MCARTHUR, JAMES                        New Zealand      29,170,581         34.6%
MCCARTHY, ANTHONY P.                       USA          29,171,146         34.6%
MCCOMBE, WILLIAM D.                     Australia       29,171,036         34.6%
MCCONNELL, JOSEPH M.                       USA          29,172,008         34.6%
MCDONNELL, GAIL P.                         USA          29,170,628         34.6%
MCDONOUGH, PATRICK J.                      USA          29,170,959         34.6%
MCGEEHAN, JOHN D.                          USA          29,171,008         34.6%
MCGUINNESS, NANCY A.                       USA          29,170,686         34.6%
MCILROY, WILLIAM                           USA          29,170,864         34.6%
MCLAUGHLIN, GREGORY                        USA          29,171,512         34.6%
MCMAHON, WILLIAM C.                        USA          29,172,092         34.6%
MCMANUS, THOMAS M.                         USA          29,170,762         34.6%
MEEKER, MARY G.                            USA          29,170,779         34.6%
MERRITT, PETER G.                          USA          29,170,890         34.6%
MERSON, VLADIMIR                           USA          29,171,019         34.6%
METZLER, ROBERT A.                         USA          29,171,563         34.6%
MEYER, JOSEPH F.                           USA          29,171,009         34.6%
MEYER, ROBERT L.                           USA          29,170,847         34.6%
MEYER, BRUCE A.                            USA          29,172,435         34.6%
MIAO, EUGENE A.                            USA          29,170,959         34.6%
MICHNOWICH, SALVATORE E.                   USA          29,171,571         34.6%
MICIONI, PETER J.                          USA          29,170,886         34.6%
MILLER, FREDERIC A.                        USA          29,170,939         34.6%
MILLER, PAUL S.                            USA          29,171,093         34.6%
MILUNOVICH, STEVEN M.                      USA          29,170,775         34.6%
MIN, EUOO SUNG                            Korea         29,170,581         34.6%
MINTON, PETER A.                           USA          29,170,786         34.6%
MINTZ, DANIEL R.                           USA          29,170,930         34.6%

MISSETT, BRUCE M.                          USA          29,170,977         34.6%
MIZEN, GREG E.                             USA          29,171,005         34.6%
MOELLER, SCOTT D.                          USA          29,171,097         34.6%
MOLE, MARIE L.                             USA          29,170,960         34.6%
MOLLOY, WILLIAM S.                         USA          29,171,370         34.6%
MOONIER, JAMES F.                          USA          29,170,968         34.6%
MOORE JR, DONALD A.                        USA          29,171,512         34.6%
MOORE,DUNCAN CHARLES MCNAUGHT              UK           29,170,844         34.6%
MORAN, JOHN G.                             USA          29,171,225         34.6%
MORE, DANIEL B.                            USA          29,170,589         34.6%
MORGAN, DAVID H.                           UK           29,171,333         34.6%
MORPHETT, JONATHAN G.                      USA          29,171,185         34.6%
MORTIMER, PATRICK J.                       USA          29,170,933         34.6%
MOSCATI, LEONARD F.                        USA          29,171,037         34.6%
MOURRE, MARC                             France         29,171,391         34.6%
MOZER, FRANCINE L.                         USA          29,171,036         34.6%
MUELLER III, JOHN M.                       USA          29,170,876         34.6%
MULLANEY, BRIAN V.                         USA          29,170,951         34.6%
MULLER, PETER                              USA          29,170,668         34.6%
MULLER, THOMAS R.                          USA          29,171,115         34.6%
MULLIN, SEAN C.V.                        Canada         29,170,930         34.6%
MUNARI, ANDREA                            Italy         29,170,581         34.6%
MUNGER, STEPHEN R.                         USA          29,171,130         34.6%
MURPHY, DEVIN I.                           USA          29,170,747         34.6%
MURPHY, CHARLES W.                         USA          29,170,874         34.6%
MURPHY, DANIEL H.                          USA          29,171,059         34.6%
MURPHY, DAVID J.                           USA          29,171,053         34.6%
MURPHY, KEVIN C.                           USA          29,170,988         34.6%
MURRAY, ANTHONY                            UK           29,170,912         34.6%
MURRAY, PETER J.                           UK           29,170,987         34.6%
MURRAY, EILEEN K.                          USA          29,171,103         34.6%
MURRAY, MIRIAM E.                          USA          29,171,152         34.6%
NADOSY, PETER                              USA          29,171,563         34.6%
NAKADA, KENJI                             Japan         29,170,581         34.6%
NASON, PETER G.                            USA          29,170,821         34.6%
NAYLOR, MARGARET P.                        UK           29,171,015         34.6%
NEAMTU, ALEXANDER                          USA          29,172,050         34.6%
NEEDHAM, PETER A.                          USA          29,171,330         34.6%
NELSON, THOMAS R.                          USA          29,172,380         34.6%
NEUBERGER, MARK A.                         USA          29,170,892         34.6%
NEUBOHN, NANEEN H.                         USA          29,171,414         34.6%
NEUWIRTH, DAVID N.                         USA          29,170,911         34.6%
NEWCOMB, PHILIP V.                         USA          29,170,963         34.6%
NEWHOUSE, STEPHAN F.                       USA          29,171,414         34.6%
NEWMAN, DAVID F.                           USA          29,171,014         34.6%
NICOL, DAVID                               UK           29,173,422         34.6%
NIEHAUS, CHRISTOPHER J.                    USA          29,171,085         34.6%
NIEHAUS, ROBERT H.                         USA          29,172,570         34.6%
NOSSEIR, AMR M.                            USA          29,170,845         34.6%
NOTLEY, SEAN J.                            UK           29,171,434         34.6%
NOUJAIM, ALEXANDER J.                      USA          29,170,869         34.6%
NOWLIN, KEVIN                              USA          29,170,581         34.6%
OBERLIN, DANA M.                           USA          29,170,998         34.6%
O'BRIEN, DONALD S.                         USA          29,171,037         34.6%
O'BRIEN, JAMES M.                          USA          29,171,050         34.6%
OCAMPO, EDWARD J.                          USA          29,170,846         34.6%
OELERICH III, FRANCIS J.                   USA          29,170,981         34.6%
O'FLYNN, THOMAS M.                         USA          29,170,981         34.6%
O'FRIEL, MARK L.                           USA          29,170,699         34.6%
O'HARE, MICHAEL T.                         USA          29,171,055         34.6%
O'KEEFE, WILLIAM B.                        USA          29,171,139         34.6%
OKUSU, TAIJI                              Japan         29,170,581         34.6%
O'LEARY, WILLIAM F.                        USA          29,171,783         34.6%
OLESKY, JONATHAN D.                        USA          29,170,951         34.6%
OLSEN, WARREN                              USA          29,171,105         34.6%
ONUMA, TAKASHI                            Japan         29,170,794         34.6%
OREM, JOHN R.                              USA          29,170,930         34.6%
ORMEROD, MARK                              UK           29,171,747         34.6%
OVERLANDER, KEITH F.                       USA          29,170,733         34.6%
OYARBIDE, CARLOS ALFONSO                  Spain         29,170,581         34.6%
OZEKI, TOSHIO                              USA          29,171,122         34.6%
PACE, JOANNE                               USA          29,170,649         34.6%
PACE, PHILLIP                              USA          29,170,581         34.6%
PAGLIARI, MICHAEL                          UK           29,170,921         34.6%
PALMIOTTI, JOSEPH C.                       USA          29,170,918         34.6%
PANDIT, VIKRAM S.                         India         29,171,370         34.6%
PANNELL, CAROL AMANDA                      UK           29,170,581         34.6%
PARKER, ANDREW M.                          USA          29,170,818         34.6%
PARKER, KEVIN E.                           USA          29,171,175         34.6%
PARR, GARY W.                              USA          29,170,581         34.6%
PASCIUCCO, GERARD                          USA          29,170,985         34.6%

PASTRANA, GEORGE                           USA          29,170,746         34.6%
PATEL, MUKESH D.                           USA          29,170,976         34.6%
PATE, BRUCE A.                             USA          29,170,816         34.6%
PATTEN, VEESWANADEN R.                  Mauritius       29,170,581         34.6%
PAVONCELLI, RICCARDO                      Italy         29,171,028         34.6%
PECORI GIRALDI, GALEAZZO                  Italy         29,173,053         34.6%
PELGRIFT, JAMES D.                         USA          29,171,561         34.6%
PELLECCHIO, RALPH L.                       USA          29,171,170         34.6%
PELOSKY JR, ROBERT J.                      USA          29,170,791         34.6%
PENINGTON, MICHAEL                         UK           29,171,352         34.6%
PENWELL, STEPHEN B.                        USA          29,170,837         34.6%
PEREIRA, IAN C.T.                         Kenya         29,170,751         34.6%
PEREIRA, PAULO C.                       Portugal        29,170,581         34.6%
PERELLA, JOSEPH R.                         USA          29,170,603         34.6%
PETERSON, C. SCOTT                         USA          29,170,896         34.6%
PETERSON, WAYNE D.                         USA          29,171,002         34.6%
PETERY, ANDRAS R.                          USA          29,171,512         34.6%
PETITGAS, FRANCK R.                        USA          29,170,600         34.6%
PETRICK, MICHAEL J.                        USA          29,170,914         34.6%
PETRILLI, ANTHONY M.                       USA          29,170,982         34.6%
PETRI, LAWRENCE M.                         USA          29,171,047         34.6%
PETROW, CHRISTOPHER G.                     USA          29,171,012         34.6%
PHILLIPS, CRAIG S.                         USA          29,170,581         34.6%
PIDDEN, ANDREW F.                          UK           29,170,910         34.6%
PLACENTRA, DANIEL R.                       USA          29,170,909         34.6%
PLATT, RUSSELL C.                          USA          29,170,985         34.6%
POCHTAR, ELAINE N.                         USA          29,171,027         34.6%
POOR, DAVID B.                             USA          29,171,093         34.6%
POPE, PATRICIA                             USA          29,170,777         34.6%
PORTE, THIERRY G.                          USA          29,173,398         34.6%
PORTOGALLO, RICHARD                        USA          29,171,007         34.6%
POULOS, PERRY                              USA          29,171,012         34.6%
POULTON, ROGER                             UK           29,171,055         34.6%
PRATT, FRANK T.                            USA          29,171,512         34.6%
PRINCE, SCOTT S.                           USA          29,170,822         34.6%
PUTCHA, RAMAKRISHNA N.                     USA          29,171,056         34.6%
PUTTERMAN, JULES B.                        USA          29,170,784         34.6%
QUARTNER, DOUGLAS M.                       USA          29,173,047         34.6%
QUATTRONE, FRANK P.                        USA          29,171,258         34.6%
QUERY JR, JAMES B.                         USA          29,170,966         34.6%
RABIN, MICHAEL D.                          USA          29,170,728         34.6%
RAFFEL, ANDREAS                          Germany        29,170,982         34.6%
RAMAKRISHNAN, GURU K.                     India         29,170,934         34.6%
RANDOLPH III, GUY D.                       USA          29,170,934         34.6%
RANKINE, NIGEL J.                          UK           29,170,581         34.6%
RANKOWITZ, MICHAEL L.                      USA          29,171,183         34.6%
RAULT III, JOSEPH M.                       USA          29,171,258         34.6%
RAVITZ, LESLIE C.                          USA          29,170,775         34.6%
REEKE, GAIL HUNT                           USA          29,172,149         34.6%
REFVIK, OLAV N.                          Norway         29,170,867         34.6%
REID, WILLIAM R.                           USA          29,170,708         34.6%
REILLY, TIMOTHY B.                         USA          29,171,053         34.6%
REILLY, CHRISTINE I.                       USA          29,171,221         34.6%
REIS, NORBERT J.                         Germany        29,170,581         34.6%
REMEC, MARKO C.                            USA          29,171,075         34.6%
RENEHAN, DAVID                             USA          29,171,512         34.6%
RENTON, STEPHEN                            UK           29,172,758         34.6%
RESTAINO, PAOLO ANTHONY                   Italy         29,170,581         34.6%
REVELLI, PAOLO                            Italy         29,170,581         34.6%
REYNOLDS, RALPH F.                         USA          29,170,826         34.6%
RICHARDSON, GERALD P.                      USA          29,171,071         34.6%
RICHARDS, DRUCILLA A.                      USA          29,170,581         34.6%
RICHTER, MARIA DEL CARM                  Panama         29,170,642         34.6%
RIEFLER, LINDA H.                          USA          29,170,884         34.6%
RIEPER, ALAN G.                            USA          29,170,627         34.6%
RILEY, THOMAS R.                           USA          29,171,228         34.6%
ROACH, STEPHEN S.                          USA          29,171,097         34.6%
ROBBINS, DAVID I.                          USA          29,170,963         34.6%
ROBERT, PETER                              USA          29,170,581         34.6%
ROBERTS, JOHN A.                           UK           29,171,019         34.6%
ROBEY, SIMON C.                            UK           29,170,581         34.6%
ROBINO, CHRISTOPHER M.                     USA          29,170,855         34.6%
ROBINSON, JOHN D.                          USA          29,170,984         34.6%
RODMAN, KEVIN L.                           USA          29,171,021         34.6%
ROGERS, HARTLEY R.                         USA          29,170,581         34.6%
ROHRBACH III, CLAYTON J.                   USA          29,171,563         34.6%
ROLLYSON, MIKEL M.                         USA          29,170,581         34.6%
ROOKWOOD, MARK S.                          USA          29,170,893         34.6%
ROSENTHAL, RICHARD S.                      USA          29,171,063         34.6%
ROSENTHAL, NORMAN                          USA          29,171,221         34.6%
ROSENTHAL, ANDREW                          USA          29,170,581         34.6%

ROWE, TAMSIN E.E.                          UK           29,170,827         34.6%
ROWLEY, ANDREW F.                          USA          29,171,266         34.6%
RUDOLPH, SIMON                             UK           29,170,994         34.6%
RUNDE, JAMES A.                            USA          29,171,522         34.6%
RUSSINELLI, THOMAS W.                      USA          29,171,016         34.6%
RYAN, ROBERT J.                          Canada         29,170,704         34.6%
SAITO, MAKOTO                             Japan         29,170,581         34.6%
SAKIMA, GLENN J.                           USA          29,170,954         34.6%
SALANT, MARSHAL L.                         USA          29,171,075         34.6%
SALZMAN, JEFFREY H.                        USA          29,171,512         34.6%
SAMA, ALOK                                 USA          29,170,959         34.6%
SANDBERG, BRUCE R.                         USA          29,171,047         34.6%
SANDLING III, M. JAMES                     USA          29,170,989         34.6%
SARGENT, ROBERT A.                         UK           29,171,315         34.6%
SASAKI, MAMI                              Japan         29,170,581         34.6%
SAUNDERS, RICHARD J.                       UK           29,171,152         34.6%
SAXE, SUSAN E.                             USA          29,171,031         34.6%
SAXTON, THOMAS J.                          USA          29,170,927         34.6%
SCHAAFF JR, HAROLD J.                      USA          29,170,981         34.6%
SCHEUER, ALAN                              USA          29,170,610         34.6%
SCHIEFFELIN, ALLISON                       USA          29,170,883         34.6%
SCHLESINGER, DONALD E.                     USA          29,170,887         34.6%
SCHLUETER, JAMES B.                        USA          29,170,958         34.6%
SCHNEIDER, DONALD J.                       USA          29,171,037         34.6%
SCHUETTLER, HANS JOERG                   Germany        29,170,581         34.6%
SCHWARTZ, RICHARD C.                       USA          29,170,581         34.6%
SCOTT, ANDREW C.                           USA          29,171,136         34.6%
SCOTT, CHARLES H.                          UK           29,173,683         34.6%
SCOTT, ROBERT G.                           USA          29,171,638         34.6%
SEAH, KIAT SENG                         Singapore       29,170,581         34.6%
SEIGEL, MARK A.                            USA          29,172,570         34.6%
SEKARAN, RAJAN                             USA          29,170,581         34.6%
SEN, BIDYUT C.                            India         29,171,370         34.6%
SETHI, VINOD R.                            USA          29,170,811         34.6%
SEXAUER, STEPHEN C.                        USA          29,170,964         34.6%
SHAH, DHIREN H.                            USA          29,171,011         34.6%
SHAPIRO, JOHN A.                           USA          29,171,233         34.6%
SHAY, DEWEY K.                             USA          29,170,981         34.6%
SHEAR, NEAL A.                             USA          29,171,414         34.6%
SHEA, THOMAS J.                            USA          29,170,992         34.6%
SHEA, DENNIS F.                            USA          29,171,663         34.6%
SHELTON, RICHARD DAVID                     USA          29,170,854         34.6%
SHEN, BING                                China         29,171,111         34.6%
SHERVA, DENNIS G.                          USA          29,171,563         34.6%
SHORT, CHARLES B.                          USA          29,171,067         34.6%
SHORT, MARIUM A.                           USA          29,171,054         34.6%
SICA, FRANK                                USA          29,171,414         34.6%
SIMONIAN, JON D.                           USA          29,174,042         34.6%
SINE, JEFFREY A.                           USA          29,171,093         34.6%
SINE, THOMAS                               USA          29,170,998         34.6%
SIPPRELLE, DWIGHT D.                       USA          29,171,083         34.6%
SIPPRELLE, SCOTT M.                        USA          29,170,865         34.6%
SITARZ, PAUL J.                            USA          29,171,050         34.6%
SITLINGTON, JAMES R. III                   USA          29,170,581         34.6%
SKERRITT, SUSAN E.                         USA          29,170,581         34.6%
SKIBA, JACK L.                             USA          29,171,061         34.6%
SLADKUS, MARK H.                           USA          29,171,124         34.6%
SLAINE, DAVID R.                           USA          29,171,016         34.6%
SLESS, HENRY J.                            UK           29,170,581         34.6%
SMITH, ROBERT M.                           USA          29,170,581         34.6%
SMITH, CHARISSA H.                         USA          29,171,021         34.6%
SMITH, JUDITH A.                           USA          29,171,209         34.6%
SMITH, MICHAEL K.                          USA          29,170,840         34.6%
SMITH, PAUL E.                             USA          29,171,014         34.6%
SONNENBORN, MONROE R.                      USA          29,171,213         34.6%
SORELL, MICHAEL                            USA          29,170,581         34.6%
SORREL, LAWRENCE B.                        USA          29,170,985         34.6%
SOTER, ARTHUR P.                           USA          29,171,401         34.6%
SPECTOR, ALVIN H.                          USA          29,171,308         34.6%
SPELLMAN, MICHAEL F.                       USA          29,171,097         34.6%
SPENCE, ANTHONY D.                         UK           29,171,085         34.6%
SPITZLEY, RAY L.                           USA          29,170,628         34.6%
SPOSITO, CLAUDIO                          Italy         29,170,581         34.6%
STEIN, JENS-PETER                        Germany        29,170,649         34.6%
STEWART, TIMOTHY DONALD                 Australia       29,170,581         34.6%
STEWART, JOHN R.                           USA          29,171,258         34.6%
STONEHILL, CHARLES                         UK           29,174,106         34.6%
STONE, DUNCAN R.                           UK           29,170,749         34.6%
STOTT, PETER                               UK           29,172,771         34.6%
STRAUS, JOHN A.                            USA          29,171,123         34.6%
STRONG, WILLIAM H.                         USA          29,170,708         34.6%

STRUBLE, K. LYNN MEDLIN                     USA          29,170,969         34.6%
STUDZINSKI, JOHN J.                         USA          29,174,160         34.6%
STURZENEGGER, RONALD D.                     USA          29,170,981         34.6%
STUX, IVAN E.                               USA          29,171,144         34.6%
STYNES, JAMES B.                            USA          29,171,851         34.6%
SUZUKI, HIROHIKO                           Japan         29,170,581         34.6%
SWEENEY, FRANCIS J.                         USA          29,171,009         34.6%
SWIFT, RICHARD W.                           USA          29,171,169         34.6%
SZILASI, WILLIAM J.                         USA          29,171,148         34.6%
TAGGART, RICHARD G.                         USA          29,170,933         34.6%
TAKASUGI, TETSUO                           Japan         29,170,953         34.6%
TANNER, JAMES L.                            USA          29,174,491         34.6%
TAN, TOMMY CHIN-CHIU                     Thailand        29,170,581         34.6%
TARADASH, MICHAEL H.                        USA          29,170,878         34.6%
TARIKA, ROGER C.                            USA          29,171,094         34.6%
TAUBMAN, PAUL J.                            USA          29,170,985         34.6%
TAYLOR, DAVID J.                            USA          29,170,965         34.6%
TELL, MARTIN R.                             USA          29,170,919         34.6%
THARNSTROM, CHARLES A.                      USA          29,170,955         34.6%
THEES, THOMAS M.                            USA          29,171,062         34.6%
THOMAS, OWEN D.                             USA          29,170,959         34.6%
THOMAS, PHILIP M.                           UK           29,171,553         34.6%
THOMAS, RICHARD H.                          UK           29,171,724         34.6%
THORMAN, WALTER E.                          USA          29,171,015         34.6%
TIERNEY, RAYMOND M. III                     USA          29,170,581         34.6%
TILLEY, JAMES A.                          Canada         29,171,414         34.6%
TOMINAGA, HIROSHI                          Japan         29,170,581         34.6%
TOPPER, DAVID J.                            USA          29,171,130         34.6%
TOROP, ROBERT                               USA          29,170,946         34.6%
TOWSE, ROBERT C.                            USA          29,171,370         34.6%
TRACY, JOHN M.                              USA          29,171,018         34.6%
TRAPP, GORAN PAR                          Sweden         29,170,581         34.6%
TRENCHARD, DAVID F.                         UK           29,170,722         34.6%
TSAI, ANDREW S.                          Hong Kong       29,170,581         34.6%
TUFARIELLO, ANTHONY B.                      USA          29,170,933         34.6%
TULP, ALLAN J.                              USA          29,171,041         34.6%
TWIST, CAROLYN M.                           UK           29,171,074         34.6%
TYNAN, BRENDAN TIMOTHY                      UK           29,174,295         34.6%
UVA, MICHAEL D.                             USA          29,171,020         34.6%
VADALA JR, CHARLES F.                       USA          29,171,446         34.6%
VAN AMSON, GEORGE L.                        USA          29,170,670         34.6%
VAN DYKE V, HENRY                           USA          29,170,981         34.6%
VAN NIEUWENHUIZEN, JAN L.               Netherlands      29,170,660         34.6%
VANDERCAR, ERIC M.                          USA          29,170,938         34.6%
VAROLI, CORRADO P.                        Canada         29,170,887         34.6%
VAUGHAN, GREGORY V.                         USA          29,170,840         34.6%
VIVEASH, F. THOMAS                          UK           29,176,322         34.6%
VON ARENTSCHILDT, CHARLES                   USA          29,171,108         34.6%
VON NATHUSIUS, FRIEDRICH                  Germany        29,170,581         34.6%
VON SCHRODER, BENEDIKT                    Germany        29,171,019         34.6%
VON UFFEL, GEORGE KURT                      USA          29,170,940         34.6%
VONDERHEIDE, MARK L.                        USA          29,170,635         34.6%
VOREYER, ROBERT J.                          USA          29,170,926         34.6%
VOUTE, GUSTAVE A.                       Netherlands      29,171,817         34.6%
VRCELJ, STEVAN                           Australia       29,170,581         34.6%
WADSWORTH JR, JOHN S.                       USA          29,171,638         34.6%
WAGER, MALCOLM                              UK           29,171,055         34.6%
WAGNER, GLENN N.                            USA          29,170,798         34.6%
WAHL, FREDERICK J.                          USA          29,170,936         34.6%
WAKAMOTO, HIDENORI                         Japan         29,170,581         34.6%
WALLACE, EILEEN S.                          USA          29,171,012         34.6%
WALSH JR, FREDERICK R.                      USA          29,171,177         34.6%
WALSH, MARK K.                              USA          29,171,037         34.6%
WALKER, SIR DAVID ALAN                      UK           29,170,581         34.6%
WANG, HUEY C.                               USA          29,170,581         34.6%
WARD, J. STEVEN                             UK           29,174,475         34.6%
WARNER, PHILIP WARD                         USA          29,171,203         34.6%
WARREN, DAVID R.                            USA          29,170,581         34.6%
WASSON, DAVID F.                            USA          29,171,081         34.6%
WATERS, STEPHEN M.                          USA          29,171,519         34.6%
WATSON, GORDON O.                           USA          29,171,018         34.6%
WAXMAN, SCOTT                               USA          29,170,816         34.6%
WEAVER, IAN L.                              UK           29,170,895         34.6%
WEBER, JON F.                               USA          29,170,742         34.6%
WEBLEY, JOHN                                UK           29,172,237         34.6%
WEIANT, WILLIAM M.                          USA          29,170,581         34.6%
WELLEMEYER, JOHN C.                         USA          29,174,896         34.6%
WENDELL, JONATHAN P.                        USA          29,174,599         34.6%
WESTERFIELD, JOHN                           USA          29,170,705         34.6%
WESTERINK, ERIK J.                      Netherlands      29,170,612         34.6%
WESTON, MICHAEL A.                      New Zealand      29,171,621         34.6%

WHALEN, PATRICK J.                         USA          29,170,778         34.6%
WHELAN, THOMAS B.                          USA          29,171,370         34.6%
WHITEHAND, ROBERT C.                       UK           29,177,999         34.7%
WHITE, WILLIAM H.                          USA          29,170,930         34.6%
WHITE, KATHLEEN E.                         USA          29,170,581         34.6%
WIEN, BYRON R.                             USA          29,171,512         34.6%
WILLIAMS, JEFFREY P.                       USA          29,171,414         34.6%
WILLNER, ANDREW D.                         UK           29,170,581         34.6%
WILSON, KIRK R.                            USA          29,171,011         34.6%
WINNINGTON-INGRAM, REBECCA S.              UK           29,170,880         34.6%
WINTERS, PHILIP W.                         USA          29,171,160         34.6%
WIPF, THOMAS G.                            USA          29,171,011         34.6%
WISCOMB, THOMAS T.                         USA          29,171,560         34.6%
WOLKOWITZ, BENJAMIN                        USA          29,171,881         34.6%
WOOD, JEROME C.                            USA          29,171,196         34.6%
WOOLFORD, ANDREW K.                        USA          29,170,686         34.6%
WOOLWORTH JR, RICHARD G.                   USA          29,171,169         34.6%
WRIGHT II, WILLIAM H.                      USA          29,170,959         34.6%
YAFFE, RANDY S.                            USA          29,171,007         34.6%
YAMADA, HARUNOBU                          Japan         29,170,940         34.6%
YAMAMOTO, TAKATOSHI                       Japan         29,170,581         34.6%
YAMANE, STEVEN K.                          USA          29,170,961         34.6%
YANKOU, THOMAS J.                          USA          29,170,925         34.6%
YOSHIDA, HIDEO                            Japan         29,170,581         34.6%
YOUNG, HARRISON                            USA          29,170,581         34.6%
YUKI, KOHEI                               Japan         29,170,581         34.6%
ZAOUI, MICHAEL A.                        France         29,172,856         34.6%
ZAUMSEIL, BRICE W.                         USA          29,171,235         34.6%
ZIAI, YOUSSEF                              UK           29,170,843         34.6%
ZICHERMAN, JOSEPH R.                       USA          29,170,879         34.6%
ZICK JR, ALFORD E.                         USA          29,170,974         34.6%
ZORN, ERNEST P.                            USA          29,170,991         34.6%
ZUCKERT, MICHAEL                           USA          29,171,013         34.6%

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Morgan Stanley Group Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1585 Broadway, New York, New York 10036.

Item 2.   Identity and Background.
          -----------------------

     (a)-(c), (f) The cover sheets to this statement and Appendix A hereto contain the names of the persons (the "Reporting Persons") who beneficially own Shares that are subject to the voting and any disposition restrictions set forth in the employee Stockholders' Agreement and/or any of the Plan Agreements, all as described in Item 6, to which such persons are party to and on whose behalf this filing is made. The cover sheets to this statement and Appendix A provide the name, citizenship and aggregate amount beneficially held by each Reporting Person. The business address of each of the Reporting Persons is 1585 Broadway, New York, NY 10036.

     (d)-(e) No Reporting Person during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The Shares held by the Reporting Persons are beneficially owned pursuant to one or more of the following:

          (1) Pursuant to the recapitalization (the "Recapitalization") effective February 14, 1986 in which holders of the Company's then outstanding privately-held common stock and non-cumulative preferred stock received Shares, and holders of the Company's outstanding $8 cumulative senior preferred stock received shares of $8 Cumulative Convertible Preferred Stock, stated value $100 per share (the "Convertible Preferred Shares"), all of which were subsequently converted into Shares (the Shares beneficially owned pursuant to such Recapitalization (including through the conversion of the Convertible Preferred Shares) being referred to herein as "Recapitalization Shares");

          (2) Pursuant to participation in the Company's 1986 Stock Option Plan (the "Option Plan"), the Company's Performance Unit Plan (the "PUP Plan"), the Company's 1988 Equity Incentive Compensation Plan (the "Equity Incentive Plan") and/or the Morgan Stanley U.K. Group Profit Sharing Scheme (the "U.K. Profit Sharing Scheme") and/or similar employee benefit plans or arrangements (the Option Plan, the PUP Plan and the Equity Incentive Plan are referred to collectively as the "Plans", and the Shares beneficially owned pursuant to participation in such Plans and the U.K. Profit Sharing Scheme being referred to herein as "Benefit Plan Shares"); and

          (3) Pursuant to privately negotiated or open market transactions (the Shares beneficially owned pursuant to such transactions being referred to herein as "Separately Acquired Shares").

     In addition, many of the Reporting Persons are participants in the Morgan Stanley Group Inc. and Subsidiaries Employee Stock Ownership Plan (the "ESOP"), under which they have been allocated shares of the Company's ESOP Convertible Preferred Stock (the "ESOP Stock"). Shares of ESOP Stock are convertible into Shares, and shares of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class, all as described more fully below.

     Each Reporting Person's Recapitalization Shares, if any, were acquired in exchange for such Person's shares of the Company's privately-held common stock and non-cumulative preferred stock and/or as a result of the conversion of the Convertible Preferred Shares; each Reporting Person's Benefit Plan Shares and shares of ESOP Stock, if any, were acquired pursuant to the terms of the Plans, the U.K. Profit Sharing Scheme and the ESOP in consideration of services rendered and, in the case of Shares to be acquired pursuant to an exercise of options granted under a Plan will be acquired by payment of the exercise price of the option; and each Reporting Person's Separately Acquired Shares, if any, were acquired by payment of personal funds or as a gift.

Item 4.   Purpose of Transaction.
          ----------------------

Recapitalization Shares

     The Recapitalization was effected as of February 14, 1986, and the Recapitalization Shares were acquired in order to facilitate an initial public offering of the Shares. Prior to the Recapitalization, the then Managing Directors and Principals of Morgan Stanley & Co. Incorporated, a subsidiary of the Company, owned all of the Company's common stock. After the Recapitalization and the initial public offering of the Shares, such Managing Directors and Principals (as a group) owned approximately 79% of the Company's Shares, the voting and disposition of which were subject to the Stockholders' Agreement (defined below in Item 6). The voting and disposition restrictions currently applicable to the Recapitalization Shares are discussed in Item 6.

Benefit Plan Shares

     Subsequent to May 2, 1991 up to an aggregate of 24,000,000 Shares may be issued pursuant to the Plans.

     Each of the Plans is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), which selects the particular eligible persons who will receive awards under the Plans and determines the size and terms of such awards. The Compensation Committee consists of at least three disinterested persons. Option Plan

     The purpose of the Option Plan is to provide an incentive to certain Managing Directors, Principals, officers, key employees and consultants of the Company and its subsidiaries ("Certain Personnel") to remain in the employ of the Company and such subsidiaries and to increase their interest in the success of the Company by offering them an opportunity to obtain a proprietary interest in the Company through the grant of options to purchase Shares. The Option Plan provides for the issuance of incentive stock options ("Incentive Stock Options") which meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that are not qualified under the Code ("Nonqualified Options" and collectively with the Incentive Stock Options, the "SOP Options") and stock appreciation rights. To date only Nonqualified Options have been granted under the Option Plan.

     The exercise price of a SOP Option may not be less than 100% of the fair market value of the Shares subject to the SOP Option as of the grant date, as determined by the Compensation Committee. A SOP Option becomes exercisable at a rate of one-third of the number of Shares covered by such SOP Option grant after each of the first three anniversaries of the date of grant, unless the Compensation Committee otherwise provides. All SOP Options, other than Incentive Stock Options, are required to expire within 10 years and one day of the date of grant.

     The individual option agreement entered into by any Reporting Person pursuant to the Option Plan (an "Option Agreement") contains restrictions on voting and disposition of any Shares acquired pursuant to the Option Plan that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6).

     The Option Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors authorizing its termination and (ii) March 21, 1996.

     PUP Plan

     The purpose of the PUP Plan is to benefit and advance the interests of the Company and its subsidiaries by rewarding Certain Personnel for their contributions to the financial success of the Company and thereby motivate them to continue to make such contributions in the future by awarding performance units (the "Performance Units") whose value is determined by reference to earnings per share of the Shares over a stated period of time.

     The value of a Performance Unit is equal to the Company's consolidated earnings per share (as determined by the Compensation Committee in accordance with the terms of the PUP Plan) during the period commencing on the first date of the Company's fiscal quarter which includes the date as of which a Performance Unit is awarded (the "Base Date") and ending on the earlier of (i) the last day of the Company's fiscal year which includes the date on which such Performance Unit is awarded and (ii) the last day of the Company's fiscal quarter in which a participant's employment is terminated by reason of death, long-term disability or retirement, or to such other date as is determined by the Compensation Committee (the "Valuation Date"). After the value of Performance Units is determined, such value generally will be distributed to the recipient in equal installments on or as soon as practicable following each of the first and second anniversaries of the Valuation Date. The PUP Plan provides that 50% of each installment of such value is paid in Shares, and the balance is paid in cash, although the Compensation Committee may increase the percentage paid in cash or in Shares.

     The individual PUP Plan agreement entered into by a Reporting Person pursuant to the PUP Plan (a "PUP Agreement") contains restrictions on voting and disposition of any shares acquired that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6).

     The PUP Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors terminating such Plan and (ii) March 21, 1996.

     Equity Incentive Plan

     The purpose of the Equity Incentive Plan is to attract, retain and motivate Certain Personnel, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Shares. Awards under the Equity Incentive Plan may be in the form of Shares ("Restricted Shares"), stock units ("Stock Units") and/or options to purchase Shares ("EIP Options"). Shares issued pursuant to the Equity Incentive Plan may, in the discretion of the Compensation Committee, be made subject to the same voting restrictions that are set forth in the Stockholders' Agreement and in the Option Agreement and PUP Agreement (as discussed in Item 6).

     Under the terms of the Equity Incentive Plan, the Compensation Committee may grant Restricted Shares, valued at a discount (not to exceed 50%) of fair market value as of the date of grant (a "Stock Award"), in lieu of, or in addition to, all or a portion of a participant's cash incentive compensation for a particular year. A participant may be allowed to elect to receive a portion of this award in the form of EIP Options (an "Option Award") or to receive additional Shares or options in lieu of some or all of the cash portion of his compensation. Awards may also be made in the form of Stock Units representing the number of Shares a participant would otherwise have been eligible to receive under a Stock Award (a "Stock Unit Award"). A participant may also elect to receive Stock Units in lieu of some or all of the cash portion of his compensation.

     An Option Award entitles the participant to acquire a specified number of Shares at an exercise price of no less than 50% of fair market value on the date of the award, as determined by the Compensation Committee. EIP Options vest and become exercisable in accordance with a schedule established by the Compensation Committee. The exercise price may be paid in cash or Shares or a combination thereof. The ability to pay the EIP Option exercise price in Shares would, unless prohibited by the Compensation Committee, enable an optionee to engage in a series of successive stock-for-stock exercises of EIP Options and thereby fully exercise EIP Options with little or no cash investment by the optionee. Option Awards expire not later than ten years from the date of award.

     The Equity Incentive Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors and (ii) May 4, 1999.

     U.K. Profit Sharing Scheme

     Shares purchased on behalf of certain Reporting Persons pursuant to the U.K. Profit Sharing Scheme are purchased with profit-sharing awards and are held pursuant to the terms of the U.K. Profit Sharing Scheme for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement (as defined in Item 6).

Separately Acquired Shares

     Separately Acquired Shares are held by Reporting Persons for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements (as defined in Item 6).

ESOP Stock

     Shares of ESOP Stock are allocated to each participant in the ESOP on December 31 in each year. Each share of ESOP Stock is convertible into Shares by the trustee of the ESOP at any time prior to the date fixed for redemption of the ESOP Stock at an initial conversion rate of one share of ESOP Stock to one Share, which rate is subject to adjustment. On the date hereof the conversion price per share at which Shares will be issued upon conversion of any shares of ESOP Stock is $35.88 (subject to adjustment).

     The ESOP Stock is redeemable at the Company's option at $35.88 per share (subject to adjustment) plus accrued dividends at any time after September 19, 2000 and prior thereto under certain circumstances at specified prices. The Company may pay the redemption price of the ESOP Stock in cash, in Shares or a combination thereof. Neither ESOP Stock nor Shares issued to participants in the ESOP are subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements.

                                     * * *

     Except for (i) the possible acquisition from time to time of additional Separately Acquired Shares for investment purposes and (ii) the acquisition of Shares issued by the Company in the ordinary course of business pursuant to the Plans and the U.K. Profit Sharing Scheme, none of the Reporting Persons has any plans or proposals which relate to or would result in their acquisition of additional Shares.

     Subject to the restrictions described in Item 6, dispositions of Shares by Reporting Persons may be made from time to time pursuant to (i) Rule 144 under the Securities Act of 1933, as amended (the "Act"), (ii) a registration statement filed under the Act or (iii) any available exemption from registration under the Act, and in accordance with the individual investment objectives of the Reporting Person disposing of such Shares.

     Except as previously described in this Item 4, the Reporting Persons as a group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Items (11) and (13) of the cover page for each of the Reporting Persons are hereby incorporated by reference. As of the date of this report, the Reporting Persons as a group may be deemed to beneficially own an aggregate of 29,170,581 Shares, or approximately 34.7%, which represents a 1.3% decrease from the amount reported in Amendment No. 22. Since Amendment No. 22, the retirement or termination of certain employees became effective with the result that they are no longer Reporting Persons. In addition, certain Reporting Persons disposed of Shares (see Schedule II). The Reporting Persons' beneficial ownership of Shares, after accounting for such retired or terminated employees and for dispositions and changes in the number of total Shares outstanding, decreased by approximately 1.3%. In addition, since Amendment No. 22, awards under the Equity Incentive Plan resulted in an increase in the Reporting Persons' beneficial ownership of Shares of less than 1%. The Reporting Persons as a group hereby disclaim beneficial ownership of any Shares held by any Reporting Person as to which such Reporting Person has sole voting and dispositive power. Each Reporting Person hereby disclaims beneficial ownership of any Shares which may be deemed to be beneficially owned by other Reporting Persons as members of a group.

     Except as described in Schedule I, no Reporting Person has the right to acquire Shares within 60 days from the date hereof.

     (b) Items (7) - (10) of the cover page or the information provided on Appendix A for each of the Reporting Persons are hereby incorporated by reference.

     (c) Except as described in Schedule II, no Reporting Person has effected any transactions in any Shares during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Reporting Persons who own Recapitalization Shares have entered into a Stockholders' Agreement dated as of February 14, 1986 (the "Stockholders' Agreement") (Exhibit A hereto) which contains restrictions regarding the voting and disposition of the Recapitalization Shares. Pursuant to the terms of the Plans, the Compensation Committee has required that certain participants in such Plans enter into agreements that place restrictions on the voting and disposition of Shares acquired pursuant to such Plans similar to those restrictions set forth in the Stockholders' Agreement. Reference is hereby made to the terms of the agreements or certificates that impose such restrictions pursuant to the Plans (collectively, the "Plan Agreements"), the forms of which are included as Exhibits E, F, H, I, and J hereto, and the following description is qualified in its entirety by reference to such Plan Agreements.

Voting Restrictions and Arrangements

     Each of the individuals listed on the cover pages to this report and Appendix A hereto is a party to one or more of the Stockholders' Agreement and the Plan Agreements. Pursuant to the voting restrictions contained in the Stockholders' Agreement and the Plan Agreements, the Reporting Persons, prior to any vote of the stockholders of the Company at a meeting called with respect to any corporate action or before action is taken by written consent, may vote all Shares subject to the voting restrictions in a preliminary vote in such manner as each Reporting Person may determine in his sole discretion (the "Preliminary Vote"). At the subsequent stockholders' meeting or in connection with any action taken by written consent, the Reporting Persons must then vote all such Shares on the matter at issue in accordance with the vote of the majority of the Shares present and voting in the Preliminary Vote. Reporting Persons who cease to be employed by the Company or any of its subsidiaries on or prior to the date of the Preliminary Vote do not participate in the Preliminary Vote.

     Recipients of Stock Awards are entitled to exercise voting rights with respect to the Shares underlying such awards upon receipt of such awards. On March 6, 1991 the Company established a trust (the "Trust") pursuant to the Trust Agreement between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), dated March 5, 1991 (the "Trust Agreement") (Exhibit K) pursuant to which the Shares that correspond to Stock Unit Awards are placed in the Trust pending vesting and conversion. Subject to the Company's right to amend or terminate the Trust at any time, the terms of the Trust Agreement permit the active employees of the Company who are holders of Stock Units (other than Certain Personnel in certain non-U.S. jurisdictions as described below) to direct the vote of the Shares held in the Trust for purposes of the Preliminary Vote. In accordance with the terms of the Voting Agreement between the Trustee and the Company dated March 5, 1991 (Exhibit L), the Trustee has the obligation to vote the Shares held in the Trust in accordance with the result of the Preliminary Vote.

     Holders of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class. Each share of ESOP Stock is entitled to the number of votes equal to 1.35 times the number of Shares into which such share of ESOP Stock could be converted on the record date for such vote. Each Reporting Person who is a participant in the ESOP has the ability to instruct the trustee of the ESOP how to vote the shares of ESOP Stock allocated to his account. In addition, unallocated shares of ESOP Stock are voted by the trustee on a pro rata basis with the instructions received with respect to the allocated ESOP Stock.

Restrictions on Disposition and Other Arrangements

     The Stockholders' Agreement presently permits each Reporting Person to dispose of Recapitalization Shares and/or Shares acquired pursuant to the Option Plan and PUP Plan (together with the Recapitalization Shares, "Total Restricted Stock") in the following amounts:

                          % of Total Restricted Stock
     Age at Date of Sale                 Permitted to be Sold
     -------------------                 --------------------
       35 through 38                              10%
       39 through 42                        Additional 10%
       43 through 46                        Additional 10%
       47 through 49                        Additional 10%
       50 and above                         Additional 10%

     If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, the Stockholders' Agreement permits such Reporting Person to dispose of his Recapitalization Shares without restriction. Reporting Persons may dispose of their Total Restricted Stock Shares at any time, in any amount regardless of the foregoing restrictions, with the consent of the Board of Directors of the Company.

     Option Plan

     The transfer restrictions contained in the Option Agreements permit the transfer, at any time, without restriction, of only that number of Shares having a value equal to the excess of the fair market value (as of the date of exercise) of the Shares acquired upon exercise over the aggregate amount paid upon exercise multiplied by the highest statutory federal, state, local and foreign tax rates at the time of exercise (but in no event greater than 50% of such excess). The balance of the Shares acquired upon the exercise of such SOP Options will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the optionee that are subject to restrictions and according to the optionee's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to Shares acquired pursuant to the Option Plan.

     The Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of options ("U.K. Options"), including SOP Options, to Certain Personnel under the jurisdiction of the United Kingdom. Any Shares issued, or issuable, upon exercise of U.K. Options, however, are not subject to voting or disposition restrictions.

     PUP Plan

     Pursuant to the PUP Agreements, Performance Units that have been awarded through the date hereof provide that Shares received thereunder will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the recipient that are subject to restrictions and according to the recipient's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to the Shares acquired pursuant to the PUP Plan. Shares issued to Certain Personnel under the jurisdiction of the United Kingdom, however, are not subject to voting or disposition restrictions.

     Equity Incentive Plan

     A participant will vest in any Stock Awards, Stock Unit Awards or Option Awards, the restrictions on the transferability of Restricted Shares will lapse, any EIP Options awarded will become exercisable and Stock Units will convert into Shares all in accordance with a schedule established by the Compensation Committee. The Compensation Committee may, however, accelerate the vesting of any award, the lapse of restrictions on the transferability of any Restricted Shares, the date on which any EIP Option awarded first becomes exercisable and the date on which Stock Units convert into Shares. Prior to vesting and the lapse of restrictions on transferability, none of the awards under the Equity Incentive Plan may be sold, assigned, exchanged or transferred, pledged, hypothecated or otherwise disposed of or encumbered. Certain awards under the Equity Incentive Plan, whether vested or unvested, are also subject to forfeiture in circumstances specified by the Compensation Committee.

     Recipients of Stock Awards are entitled to receive dividends with respect to Shares underlying such awards upon receipt of such awards. Recipients of Stock Unit Awards are entitled to receive dividend equivalent amounts prior to receipt of Shares.

     The Company may require a participant to pay a sum to the Company or, pursuant to reduced Share delivery provisions, the Company may retain the number of Shares having an equivalent value as may be necessary to cover any taxes or charges imposed with respect to property or income received by a participant pursuant to the Equity Incentive Plan. In addition, upon conversion of Stock Units into Shares or exercise of EIP Options, the Company may withhold a number of Shares sufficient to satisfy any obligation a participant owes to the Company resulting from any payment made on the participant's behalf under the tax equalization program for expatriate employees.

     From time to time the Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of Stock Awards and Stock Unit Awards to Certain Personnel in certain non-U.S. jurisdictions (including to Japanese local employees or expatriates working in Japan) to permit such persons to qualify for favorable tax treatment under, or otherwise to comply with, the laws of such non-U.S. jurisdictions. In such cases the Company may not issue Shares corresponding to Stock Units and recipients may not have the ability to vote or the underlying Shares may not be subject to the restrictions on voting described under "Voting Restrictions and Arrangements" above. The Compensation Committee also has adopted certain additional and/or different terms and conditions for the grant of Option Awards (including U.K. Options) to Certain Personnel in certain non-U.S. jurisdictions in order to permit such persons to quality for favorable tax treatment under the laws of such non- U.S. jurisdictions.

     U.K. Profit Sharing Scheme

     The U.K. Profit Sharing Scheme provides that Shares awarded to the participants are held by a trustee in the name and on behalf of each participant for a period of two years from the date of such award (the "Retention Period"). Each participant is fully vested in, and is the beneficial owner of, the shares held on his behalf as of the award date of the Shares. During the Retention Period, a participant may not assign, pledge or otherwise dispose of such Shares; however, a participant is able to instruct the trustee how to vote such Shares on his behalf.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, or reports filed by the Reporting Persons under the Securities Exchange Act of 1934 and are hereby incorporated by reference to such statements or reports.

Exhibit A  Stockholders' Agreement dated February 14, 1986 among certain
           Reporting Persons and the Company (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit B  Morgan Stanley Group Inc. Performance Unit Plan, as amended and restated to date (Annual Report on Form 10- K for the fiscal year ended January 31, 1993).

Exhibit C  Morgan Stanley Group Inc. 1986 Stock Option Plan, as amended and restated to date (Annual Report on Form 10- K for the fiscal year ended January 31, 1993).

Exhibit D  Trust Deed and Rules of the Morgan Stanley International Profit
           Sharing Scheme (approved under the Finance Act 1978 as amended), dated 12 November, 1987, of Morgan Stanley Group Inc., Morgan Stanley International and Noble Lowndes Settlement Trustees Limited (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit E  Form of Award Agreement Under the Morgan Stanley Group Inc.
           Performance Unit Plan (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit F  Form of Nonqualified Stock Option Agreement Under the Morgan Stanley
           Group Inc. 1986 Stock Option Plan (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit G  Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan, as
           amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit H  Form of Stock Unit Certificate Under the Morgan Stanley Group Inc.
           1988 Equity Incentive Compensation Plan (Previously filed as Exhibit V with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit I Form of Stock Option Certificate Under the Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan (Previously filed as Exhibit W with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit J  Form of Voting Agreement Under the Morgan Stanley Group Inc. 1988
           Equity Incentive Compensation Plan (Previously filed as Exhibit X with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit K  Trust Agreement between Morgan Stanley Group Inc. and State Street
           Bank and Trust Company dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit L  Voting Agreement among Morgan Stanley Group Inc., State Street Bank and Trust Company and Other Persons Signing Similar Agreements dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

                                  Schedule I



                           RIGHTS TO ACQUIRE SHARES
                           ------------------------


     As of December 31, 1995 (60 days from November 1, 1995), 919 Reporting Persons have the right to acquire 6,303,457 Shares pursuant to the exercise of options. No Reporting Person individually has options presently exercisable covering more than 1% of the Shares outstanding as of the date hereof.



                                  Schedule II


                              RECENT TRANSACTIONS
                              -------------------

     During the last 60 days, 72 Reporting Persons sold an aggregate of 621,559 shares at an average price of $88.64 per Share, and/or effected a transfer by gift of an aggregate of 48,285 Shares. Such sales were effected pursuant to exemptions under the Securities Act of 1933, as amended. During such period, no Reporting Person individually disposed of a number of Shares exceeding 1% of the Shares outstanding.

     During such period, no Reporting Person individually acquired Shares in excess of 1% of the Shares outstanding.

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 1, 1995

                                        By:  /s/ Ralph L. Pellecchio
                                            -------------------------
                                            Ralph L. Pellecchio
                                            Attorney-in-Fact


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